May 29, 2020

Mark Cowan

Senior Counsel

Disclosure Review and Accounting

Office Division of Investment

Management Securities and Exchange

Commission

100F Street, N.E. (Mail Stop 5-6) Washington, D.C. 20549

RE: RiverSource Life Insurance Company

RiverSource Variable Account 10

Initial Registration Statement on Form N-4 (File

Nos. 333-237302 and 811-07355)

RiverSource Life Insurance Co. of New York RiverSource of New York Variable Annuity Account Initial Registration Statement on Form N-4

(File Nos. 333-237300 and 811-07623)

Dear Mr. Cowan:

This letter is in response to the Staff's comments we received on May 19, 2020 for the above- referenced Initial Registration Statement filings which we filed on or about March 20, 2020. Comments and responses are outlined below.

General

1.Please confirm that all missing information, including the financial statements and all exhibits, will be filed in pre-effective amendments to the registration statements. We may have further comments when you supply the omitted information.

Response: Confirmed.

2.Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Noted.

3.The prospectus states that any amounts paid under the contract in excess of the separate account value, such as amounts allocated to the fixed accounts, GPAs, and any guarantees under the contract that exceed the contract value, such as those associated with death benefits, are paid from the general account and are subject to the company's financial strength and claims-paying ability. Given the significant market events that have occurred because of the COVID-19 pandemic, please consider whether the disclosure should be revised based on how these events could affect the company's financial strength and claims- paying ability, including the ability to timely process claims. If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The following disclosure is added to the cover page of the prospectus:

Effects of COVID-19 Pandemic

The coronavirus disease 2019 ("COVID-19") public health crisis presents ongoing significant economic and societal disruption and has driven significant volatility in the equity and interest rate markets. Any periods of continued high market volatility, and your individual circumstances (e.g., your selected allocations and the timing of any purchase payments, transfers, or withdrawals), will affect values under your contract. As part of how we maintain our strong financial strength and claims-paying ability, we continue to reserve amounts for our contractual obligations in accordance with significant state solvency regulations. The extent to which the COVID-19 pandemic may impact financial markets, investment performance under your contract, and our financial strength and claims-paying ability will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities, market participants, and other third parties in response to the pandemic.

We have implemented comprehensive strategies to address the operating environment spurred by the pandemic. To promote the safety and security of our employees and to assure the continuity of our business operations, we have implemented a work from home protocol for virtually all of our employee population, restricted business travel, and provided resources for complying with the guidance from the World Health Organization, the U.S. Centers for Disease Control and government authorities. We have been satisfying elevated customer service volumes and our operations teams have continued to operate successfully and without disruptions in service. Our pandemic strategy is flexible and scalable and takes into consideration that a pandemic could be widespread and may occur in multiple waves, affecting different communities at different times with varying levels of severity. We cannot, however, predict the impact that natural or man-made disasters and catastrophes, including the COVID-19 pandemic, may have over near- or longer- term periods.

4.Please update the prospectus, where appropriate, to reflect changes associated with the SECURE Act and the CARES Act.

Response: Complied.

Prospectus

Contract in Brief (page 10)

5.In the table describing the "Optional Death Benefits," please clarify in the description of the Enhanced Legacy rider that the election of the rider currently limits the choice of available investment allocations to the Portfolio Stabilizer funds (as noted on page 48 of the prospectus).

Response: The description is revised to read:

Enhanced Legacy Intended to provide additional death benefit guarantees to owners age rider75 and younger that may increase the death benefit provided in the contract. Must be elected at contract issue. Not available with MAV, 5-year MAV or Benefit Protector Death Benefit. Available only with approved investment options. This means that you will not be able to allocate contract value to all of the subaccounts and GPAs, that are available to contract owners who did not elect this rider.

Fee Tables (pages 11-13)

6.Contract Administrative Charge. Please delete the footnote reference stating, "If you surrender your contract, we will assess $50 contract administrative charge on all contracts, regardless of contract value." The footnote appears to relate to the immediately preceding charge, where it is fully disclosed.

Response: The footnote is deleted.

7.Surrender Charge for Fixed Annuity Payout Plans. Please add a parenthetical reflecting the basis on which the charge is assessed. Also, to avoid confusion, please remove the first row of the table (year 0) and change the footnote reference to year 1.

Response: The table is revised to read:

Surrender Charge for Fixed Annuity Payout Plans

(As a percentage of the present value of the remaining guaranteed payouts.)

Number of Completed Years Since	Surrender charge percentage
Annuitization*
1	5%
2	4
3	3
4	2
5	1
6 and thereafter	0

*We do not permit surrenders in the first year after annuitization.

8.Optional Death Benefits. Please consider keeping two separate footnotes. The first footnote explaining the basis on which the charge is calculated, a form requirement should be kept separate.

Response: The footnotes have been revised to read:
Enhanced LegacySM benefit rider fee	Maximum:	Current*:
	1.75%	0.95%
(Charged annually on the contract anniversary.)

*The Current fee can increase up to the Maximum fee. Prior to age 86, the charge is calculated by multiplying the annual rider fee by the greater of the ROPP value, Accumulation Death Benefit (ADB) value (after any increase is added) or MAV or the contract value. On or following age 86, the charge is calculated by multiplying the annual rider fee by the greater of the ROPP value, ADB value (after any increase is added) or MAV.

9.Examples. The examples present two maximum expense examples. There can only be one maximum. Please revise the captions and disclosure as appropriate.

Response: Revised as requested.

The Variable Account and the Funds (pages 14-17)

10.The Funds. The disclosure describing from whom a prospectus containing more complete information on each portfolio company may be obtained, and that an investor should read the prospectus carefully before investing should be stated conspicuously. See Item 5(d).

Response: Revised as requested.

The Guarantee Period Accounts (GPAs) (pages 17-18)

11.Market Value Adjustment (MVA). According to the disclosure, the MVA is negative, zero or positive depending on how the guaranteed interest rate on the GPA compares to the interest rate of a new GPA. Please explain what "negative" and "positive" mean in plain

English.

Response: The following disclosure is added following the table showing the MVAs:

If the MVA is negative, the early surrender amount will be decreased. If the MVA is positive, the early surrender amount will be increased. For the MVA formula and an example, see Appendix B.

Buying Your Contract (pages 20-21)

12.With respect to the last bullet point (i.e., the option to select one of the additional optional death benefit riders), please clarify that availability may depend upon the optional death benefit rider selected.

Response: The last bullet point is revised to read:

∙one of the additional optional death benefit riders (depending upon the optional death benefit rider selected):

–Benefit Protector Death Benefit; or

–Enhanced Legacy benefit rider.

Valuing Your Investment (pages 25-26)

13.The prospectus describes a formula for calculating the net investment factor. For clarity, please provide an example of the calculation, showing clearly the change in the net asset value of the fund underlying the AUV.

Response: The following example is added:

Example of Net Investment Factor and Accumulation Unit Value

Net asset value per share	25.00000000
+ Accrued income or capital gain dividends per share	0.00000000
= Adjusted net asset value per share	25.00000000
÷ Previous adjusted net asset value per share	25.20000000
= Investment factor	0.99206349
- Daily mortality and expense risk fee	0.00002596
= Net investment factor	0.99203754
Previous accumulation unit value	2.05000000
x Net investment factor	0.99203754
= Current accumulation unit value	2.03367695

The accumulation unit value is multiplied by the number of accumulation units to determine the contract value in that subaccount.

Prudent Income Account (page 30)

14.The prospectus provides certain assumptions underlying the derivations of the Prudent Income Percentage, including the "average portfolio volatility." Please clarify in plain English what the term means, with reference to the number used in the assumption.

Response: The Prudent Income Percentage assumptions section is revised (revisions are underlined) to read:

The Prudent Income Percentages are derived from a series of random simulations based on the following assumptions:

•an investment allocation of 50% in equities and 50% in bonds;

•average annual returns, after the deduction of all fund fees and expenses, of 9.0% on the equity allocation and 4.0% on the bond allocation that grades upward to 6.0% over a ten-year period;

•annual portfolio returns have a standard deviation of 9%

•a 1.0% average annual mortality and expense risk fee being assessed; and

•taking level withdrawals each month.

The average annual return assumptions of 9.0% for the equity allocation and the 4.0% - 6.0% for the bond allocation are net return assumptions. This means these return assumptions would be after the deduction of all underlying fund fees and expenses. For this series of random simulations, a standard deviation of 9% means that approximately two thirds of the annual returns are within a range of 9% above and 9% below the average annual return. Contract charges other than the 1.0% mortality and expense risk fee, if they apply to you, were not included in the assumptions. This includes the contract administrative charge and charges associated with optional benefits available under the contract. The "Charges" section of the prospectus provides additional details on the amount and applicability of these charges.

Benefits in Case of Death — Standard Death Benefit (pages 40- 41)

15.ROPP Value. If true, please clarify that the adjustment for a partial surrender is on a pro- rata rather than dollar-for-dollar basis and, as a result, partial surrenders will reduce the

ROPP value by more than the dollar amount of the withdrawal if the contract value is less than the ROPP value. This disclosure, where applicable, should also be added to the discussion of every other death benefit offered under this prospectus. In addition, the formula for determining the effect of partial surrenders in this section refers to "MAV value" and "5 year MAV value." Please confirm supplementally whether it was intended to use MAV values in the determination of the effect of a partial surrender. If so, please revise the disclosure to include what these values mean and include an example of the effect of a partial surrender where contract value has fallen but the applicable MAV value is higher than the ROPP value. If not, please delete the references.

Response: Adjusted partial surrenders need to be calculated separately for each component of the death benefit (e.g. ROPP, MAV, 5-year MAV). The formula is the same using the applicable value. Each death benefit is described in the Optional Death Benefit section. Examples are added in Appendix C. The following clarification is also added:

If you take a partial surrender, the applicable ROPP, MAV, or 5-year MAV value will be reduced proportionally based on the percentage of contract value that is withdrawn. This means that if the contract value is higher than the ROPP, MAV, or 5-year MAV value at the time of a partial surrender, then the ROPP, MAV, or 5-year MAV Value is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the contract value is lower than the ROPP, MAV, or 5-year MAV value at the time of a partial surrender, then the ROPP, MAV, or 5-year MAV value is reduced by an amount that is more than the dollar amount withdrawn.

If You Die Before the Annuitization Start Date (pages 41-43)

16.The disclosure states that when paying the beneficiary, RiverSource Life will process the death claim on the valuation date its death claim requirements are fulfilled. Please specify RiverSource Life's death claim requirements.

Response: Death claim requirements vary by individual beneficiary circumstances and cannot be ascertained until notification of death and through the claims process. The following clarification based on contract language is added:

Death claim requirements generally include due proof of death and will be detailed in the claim materials we send upon notification of death.

If You Die After the Annuitization Start Dates (page 43)

17.With respect to the section entitled "Death of the annuitant or of a beneficiary receiving payments under an annuity payment plan," please cross-reference where the annuity payout options are disclosed.

Response: The following cross reference is added at end of the section: (See "Annuity Payout Plans")

Optional Death Benefits (page 44)

18.Consider whether a chart would be helpful to an investor comparing the various death benefits available under the contract.

Response: The Company will take the creation of a chart under consideration.

19.For consistency with the disclosure presentation on page 22, please include the Enhanced Legacy Benefit in the list of optional death benefits.

Response: Revised as requested.

20.Please consider adding that, if true, only the MAV Death Benefit and 5-Year MAV Death Benefit may be combined with the Benefit Protector Death Benefit.

Response: The bold paragraph after the Return of Purchase Payments (ROPP) Death benefit is revised to read (revision underlined):

If you are age 75 or younger at contract issue, you may select one of the following optional death benefits: MAV Death Benefit, 5-Year MAV Death Benefit, Benefit Protector Death Benefit or Enhanced Legacy benefit rider. The Benefit Protector Death Benefit may only be selected in combination with the MAV Death Benefit or the 5-Year MAV Death Benefit (or the Standard Death Benefit). If you are between ages 76-79 at contract issue, you may only select the MAV Death Benefit. The death benefits do not provide any additional benefit before the first contract anniversary and may not be appropriate for certain older issue ages because the benefit values may be limited after age 80. Be sure to discuss with your financial advisor whether or not these death benefits are appropriate for your situation.

21.Please also include disclosure regarding the availability of the Enhanced Legacy Benefit available with the Standard Death Benefit and ROPP Death Benefit, which is intended to provide additional guarantees that may increase the death benefit provided in the contract.

Response: The following clarification is added:

In addition to the Standard Death Benefit, we also offer the following optional death benefits, which provide a death benefit that equals or exceeds the Standard Death Benefit:

22.The prospectus states that examples of the optional death benefits are in Appendix D, but the examples are in Appendix C. Please revise the cross references where they appear in the prospectus.

Response: Revised as requested.

Benefit Protector Death Benefit (page 46)

23.If true, please state that the Benefit Protector Death Benefit is only available if you have selected the MAV Death Benefit, 5 year MAV Death Benefit or Standard DeathBenefit.

Response: The first paragraph under the "Benefit Protector Death benefit" section is revised to read:

The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). It is only available if you have selected the MAV Death Benefit, 5-year MAV Death Benefit or Standard Death Benefit. The Benefit Protector provides reduced benefits if you are age 70 or older at the rider effective date. The Benefit Protector does not provide any additional benefit before the first rider anniversary.

If you are age 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract.

24.Please clarify in plain English who may find this death benefit useful.

Response: In the first paragraph describing the Benefit Protector Death benefit, it is stated that the Benefit Protector is intended to provide an additional benefit to the beneficiaries to help offset expenses after death such as funeral expenses or federal and state taxes. The following clarifying revision is added (revision underlined):

The Benefit Protector is intended to provide an additional benefit to your beneficiary if there are earnings in the annuity. This will help offset expenses your beneficiaries may incur, such as funeral costs and state and federal taxes.

Enhanced Legacy Benefit (pages 47-48)

25.The disclosure notes that an investor should consider whether the Enhanced Legacy benefit rider is appropriate because RiverSource Life reserves the right to limit the cumulative amount of purchase payments. Please disclose that this may limit an investor's ability to increase contract value as originally expected.

Response: The disclosure is revised to read:

Limitation on Purchase payments: We reserve the right to limit the cumulative amount of purchase payments, subject to state restrictions. This may limit your ability to increase the contract value and death benefit. For current purchase payment restrictions, please see "Buying Your Contract — Purchase Payments".

26.The disclosure uses "ADB value" as a measure of the benefit, yet there is no plain English disclosure as to what it means, with the only explanation coming after the formula describing the effect of a partial surrender. Please clarify in plain English immediately after its first use in this section what the value means and how it plays a role in the calculation of death benefits.

Response: The following disclosure is added:

The Accumulation Death Benefit (ADB) is a component of the death benefit that is based on purchase payments increased by 5% on each anniversary through age 80 (adjusted for partial surrenders).

Investment Allocation Restrictions for Certain Benefit Riders (pages 48-49)

27.The section entitled "Investment Allocation Restrictions for Certain Benefit Riders" may be misleading because it appears investment allocation restrictions are only applicable to one benefit rider – the Enhanced Legacy Benefit. Please revise as appropriate.

Response: The title has been revised to read: "Investment Allocation Restrictions for Enhanced Legacy Benefit rider"

28.With respect to the reasons for the investment restrictions (i.e., to reduce financial risk on the insurer and expense in offering the benefits), please also disclose that there is a greater chance that the benefit will never need to be paid by the insurer. Also, please disclose that the investment restrictions may limit an investors upside potential.

Response: The Risk section is revised to read (revisions underlined):

It is important to remember that the Funds are managed volatility funds and employ a strategy designed to reduce overall volatility and downside risk. If a strategy is successful it may result in smaller losses to your contract value when markets are declining and market volatility is high. In turn, if a strategy is successful it may also limit upside potential in your contract value during rising markets with higher volatility when compared to funds not employing a managed volatility strategy. Accordingly, although an investment in the Funds may mitigate declines in your contract value due to declining equity markets, the Funds' investment strategies may also curb or decrease your contract value during periods of positive performance by the equity markets. There is no guarantee any of the Funds' strategies will be successful. The managed volatility funds may increase the likelihood that We will not pay a death benefit above your contract value. The managed volatility funds may increase the likelihood that we will not pay a death benefit above your contract value. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility funds.

29.The disclosure notes that if RiverSource Life removes, restricts or substitutes any Funds, transfers made to reallocate purchase payments or contract value will not count toward the annual transfer limitations (if any). Please also disclose that RiverSource Life will not transfer or reallocate any purchase payments or contract value without contract owner approval, except as permitted by applicable law.

Response: The following clarification is added:

We will not transfer or reallocate any purchase payments or contract value without your approval, except as permitted by applicable law.

30.Please revise the last sentence of the second paragraph on page 52 to state: We will obtain any necessary regulatory approvals and provide you with any required notice prior to any substitution or change.

Response: Revised as requested.

31.With respect to investing in the Funds, the disclosure states: Please consider requesting changes carefully, because we may charge you a higher fee for your rider. Please clarify this statement. The contract only reserves the right to vary the charge for the Enhanced Legacy Benefit rider and does not currently charge a higher fee based on investment allocations.

Response: The following clarifying disclosure is added:

Currently the Enhanced Legacy benefit rider fee does not vary with the investment option selected; however, we reserve the right to vary the rider fee for each investment option, subject to the maximum fee.

32.With respect to risks, please delete the following sentence: In addition, managed volatility funds may decrease the number and amount of any periodic benefit base increase opportunities. A benefit base is not applicable to this contract.

Response: Revised as requested.

The Annuity Payout Period (page 50)

33.We note the disclosure states: If you do not make an election, annuity payouts will be a combination of fixed and variable based on the proportion of your contract value allocated to the fixed account and variable account at the time payouts begin. Please reconcile this statement with the earlier disclosure that states the default is annuity payout plan B.

Response: This disclosure is deleted and the following revision is made in the "The Annuitization Start Date" section, as a more appropriate placement for the disclosure (revision underlined):

If you do not make an election, annuity payouts using the contract's default option of annuity payout Plan B — Life Income with 10 years certain will begin on the annuitization start date and your monthly annuity payments will continue for as long as the annuitant lives. If the annuitant does not survive 10 years, we will continue to make payments until 10 years of payments have been made (see "The Annuity Payout Period – Annuity Payout Plans"). Also, if you do not make an election, annuity payouts will be a combination of fixed and variable based on the proportion of your contract value allocated to the fixed account and variable account at the time payouts begin.

Annuity Payout Plans (pages 50-51)

34.Please disclose the rights, if any, to change annuity options or to effect a transfer of investment base after the annuity commencement date. See Item 8(f).

Response: The following disclosure is added:

After the annuitization start date, you cannot change your annuity payout option. If you select a variable annuity payout, you may transfer among the available subaccounts once per contract year.

Taxes (pages 51-56)

35.Withholding. As the contract does not offer any Optional Living Benefits, including Guaranteed Lifetime Withdrawal Benefits, please revise the first sentence of this section as follows: If you receive taxable income as a result of an annuity payout or surrender, ~~including surrenders under any optional withdrawal benefit rider,~~ we may deduct federal, and in some cases state withholding against the payment. This comment is also applicable to the section entitled "Withholding for IRAs, Roth IRAs, SEPs and SIMPLE IRAs."

Response: Revised as requested.

36.Special considerations if you select any optional rider. Please consider whether the disclosure under this heading is still applicable. The disclosure appears related to excess withdrawal charges associated with Optional Living Benefits such as Guaranteed Lifetime Withdrawal Benefits, which are not included in this contract.

Response: The disclosure is deleted.

Substitution of Investments (page 56)

37.The disclosure notes that RiverSource Life may combine any two or more subaccounts, transfer assets to and from the subaccounts or the variable account and eliminate or close any subaccounts. These rights are too broad. Please revise this disclosure to make clear that the company cannot move contract owners into another fund, unless it is through a substitution with necessary regulatory approval or a fund merger approved by contract owners.

Please also make clear that the company cannot move contract owners' assets to another fund without contract owner approval, except in certain limited circumstances permitted by applicable law.

Response: The disclosure is revised to read (revisions underlined):

We will notify you of any substitution or change and obtain your approval if required.

In certain limited circumstances permitted by applicable law, we may amend the contract or take whatever action is necessary and appropriate without your consent or approval. We will obtain any required prior approval of the SEC or state insurance departments before making any substitution or change.

Incorporation of Certain Documents by Reference (pages 58-59)

38.Please include a hyperlink to each exhibit and other information incorporated by reference in the registration statement, if publicly available on EDGAR. See Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act.

Response: Complied.

39.Please delete the following sentence: Information that we later provide to the SEC, and which is deemed to be "filed" with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus and information previously filed with the SEC. Form N-4 does not provide for this type of forward looking incorporation.

Response: Please note that this is a combined prospectus that is also filed on Form S-3.

40.Please also delete the subsequent sentence for the same reason, which states: We incorporate by reference RiverSource Life Insurance Company's annual report on Form 10-

K for the year ended December 31, 2019 as filed with the SEC on in accordance with the Securities Exchange Act of 1934, as amended and any filings we make with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act (excluding information deemed to be furnished and not filed with the SEC) after the effective date of this registration statement, until all offerings under the registration statement of which this prospectus forms a part are completed or terminated.

Response: Please note that this is a combined prospectus that is also filed on Form S-3.

Statement of Additional Information

41.The Power of Attorney references an "attached list" that has been filed on EDGAR identifying the documents that may be signed on behalf of RiverSource Life Insurance Company by its appointed attorneys-in-fact. However, the list appears to be missing from the filing. Please include the list in the next pre-effective amendment.

Response: Complied. The complete Power of Attorney will be filed in the next pre-effective amendment.

If you have any questions concerning responses to the comments, please contact me at (612) 678- 5337, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood Nicole D. Wood

Assistant General Counsel and Assistant Secretary